                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934


                              HORIZON BANCORP, INC.
______________________________________________________________________________
                                (Name of Issuer)

                                 COMMON STOCK
______________________________________________________________________________
                         (Title of Class of Securities)

                                  440406 10 6
______________________________________________________________________________
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement
CUSIP No.

    1)   Names of Reporting Person S.S. or I.R.S. Identification No. of
         above person
            CAROLYN HEDRICK McCULLOCH
            ###-##-####


    2)   Check the Appropriate Box if a Member of a Group (See Instructions)
         a)
         b)

    3)   SEC USE ONLY


    4)  Citizenship or Place of Organization
            UNITED STATES OF AMERICA


   Number of Shares         5) Sole Voting Power                         15,138
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power   (See Exhibit A)    161,608


                            7) Sole Dispositive Power                    15,138


                            8) Shared Dispositive Power                  55,078


     9) Aggregate Amount Beneficially Owned by Each Reporting Person    213,004


    10) Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


    11) Percent of Class Represented by Amount in Row (9)                  7.5%

    12) Type of Reporting Person (See Instructions)                          IN





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   Item 1(a) - Name of Issuer:
     HORIZON BANCORP, INC.


   Item 1(b) - Address of Issuer's Principal Executive Officers:
    P.O. Box D
    BECKLEY, WEST VIRGINIA 25802-2803


   Item 2(a) - Name of Person Filing:
    CAROLYN HEDRICK McCULLOCH

   Item 2(b) - Address of Principal Business Office, or if None, Residence:
     536 WOODLAWN AVENUE
     BECKLEY, WV 25801

   Item 2(c) - Citizenship:
     UNITED STATES OF AMERICA

    Item 2(d) - Title of Class of Securities:
     COMMON STOCK

    Item 2(e) - CUSIP No.:
     440406 10 6


    Item 3 - If this statement is filed Pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
      (Not Applicable)




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   Item 4 - Ownership:
     (a) Amount Beneficially Owned:
                                                                        213,004


     (b) Percent of Class:
                                                                           7.5%


     (c) Number of shares as to which such person has:
         (i) sole power to vote or to direct the vote                    15,138
         (ii) shared power to vote or to direct the vote                161,608
         (iii) sole power to dispose or to direct the disposition of     15,138
         (iv) shared power to dispose or to direct the disposition of    55,078


   Item 5 - Ownership of Five Percent of Less of a Class:
      (Not Applicable)

   Item 6 - Ownership of More than Five Percent on Behalf of Another Person:
      (Not Applicable)

   Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
      (Not Applicable)


   Item 8 - Identification and Classification of Members of the Group:
      (Not Applicable)

   Item 9 - Notice of Dissolution of Group:
      (Not Applicable)




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         Item 10 - Certification.
           (Not Applicable)



         Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          JANUARY 30, 1995
         _____________________________________________________________________
         Date

          Carolyn Hedrick McCulloch
         _____________________________________________________________________
         Signature


          CAROLYN HEDRICK McCULLOCH
         _____________________________________________________________________
         Name/Title



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                                                                    EXHIBIT A

                              POWER OF ATTORNEY


        KNOW ALL MEN BY THESE PRESENTS: That I, POLLY JO MASTERS, have made, constituted and appointed, and by these presents do hereby make, constitute and appoint CAROLYN HEDRICK McCULLOCH my true and lawful attorney, to serve with full power and authority, for me and in my name, place and stead, with the unrestricted right and power to act in my behalf, as my attorney-in-fact for any and all matters involving the Bank of Raleigh stock owned by me, including, but not limited to the right to vote the same, to execute proxies to other persons for the same, to surrender the same in exchange for stock to which I am entitled from Raleigh Bankshares, Inc., a corporation, and to receive in its place and stead stock for the number of shares to which I am entitled in said Raleigh Bankshares, Inc., a corporation, and, in general, to do in my name and on my behalf any and all acts or deeds necessary to protect my interest in the ownership, voting and management of said stock, except that my attorney shall not have the power or authority to encumber sell or transfer the said stock to other persons, firms or corporations other than the exchange of the same as set forth above.

        My said attorney shall have the same power and authority with regard to the Raleigh Bankshares, Inc. stock as is granted hereinabove for the Bank of Raleigh stock.

        I hereby ratify and confirm all lawful acts done by my said attorney by virtue hereof.

        This Power of Attorney shall not be affected or terminated by the subsequent disability or incompetence of the principal.

        WITNESS the following signature and seal, this 26th day of January, 1984.

                                       Polly Jo Masters
                                      ----------------------    (Seal)
                                       POLLY JO MASTERS




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STATE OF WEST VIRGINIA
COUNTY OF RALEIGH, TO WIT:

        I, Karen E. Lilly, a Notary Public of the said County of RALEIGH, in and for the County and State aforesaid, do hereby certify that POLLY JO MASTERS, whose name is signed to the foregoing writing, bearing date the 2nd day of January, 1984 has this day acknowledged the same before me in my said County and State.

        Given under my hand this 20th day of January, 1984.
                                 ----        -------

                                                KAREN E. LILLY
                                             --------------------
                                                 Notary Public

        My commission expires:          August 13, 1985
                               ----------------------------------
                                                 Commissioned as:
                                                 KAREN E. BREEDEN